Exhibit 99.1

GRAND COURT

FINANCIAL SERVICES DIVISION

CAYMAN ISLANDS

IN THE GRAND COURT OF THE CAYMAN ISLANDS
FINANCIAL SERVICES DIVISION
CAUSE NO. FSD 108 OF 2022 (IKJ)
IN THE MATTER OF SECTION 92 OF THE COMPANIES ACT (2023 REVISION) AND
IN THE MATTER OF GLOBAL CORD BLOOD CORPORATION
BETWEEN:
BLUE OCEAN STRUCTURE INVESTMENT COMPANY LIMITED
PETITIONER
AND
GLOBAL CORD BLOOD CORPORATION

RESPONDENT
__________________________________________
ORDER
__________________________________________
UPON Blue Ocean Structure Investment Company Limited (the "Petitioner") issuing a summons dated 16 May 2022 (the "Transaction Injunction Summons") for the continuation of the injunction granted by this Honourable Court on 12 May 2022 (as varied by a consent order filed on 30 May 2022 and as further varied by consent by an Order dated 23 June 2022) (the "Transaction Injunction Order") restraining Global Cord Blood Corporation (the "Company") from, inter alia, proceeding with the acquisition of Cellenkos, Inc
AND UPON a summons issuing on behalf of the Company dated 14 June 2022 (the "EGM Injunction Summons") for, inter alia, an injunction against the Petitioner restraining the implementation of the resolutions passed at an extraordinary general meeting of the Company convened by notice published by the Petitioner on 3 June 2022 and held on 16 June 2022 (the "EGM")
AND UPON this Honourable Court having made an injunction order against the Petitioner on 15 June 2022 pursuant to the EGM Injunction Summons (the "EGM Injunction Order")
AND UPON, inter alia, (i) the Transaction Injunction Summons, and (ii) the EGM Injunction Summons, coming before this Honourable Court for hearing on 13 and 14 July 2022 (the "July Hearing")
AND UPON the Judgment delivered by this Honourable Court dated 29 July 2022 (the "July Judgment") following the July Hearing in which this Honourable Court found, inter alia, that (i) the Transaction Injunction Order be discharged; and (ii) the EGM Injunction Order be continued
AND UPON the Petitioner issuing a summons dated 9 December 2022 (the "Set Aside Summons") seeking, inter alia, to set aside the July Judgment
AND UPON this Honourable Court having ordered by consent on 21 March 2023 (the "March 2023 Order") that, inter alia, the Company, acting by the Litigation Steering Committee (the "LSC"), has the power to oppose the Set Aside Summons
AND UPON the LSC issuing a summons dated 4 August 2023 (the "Rejoinder Evidence Summons") seeking to adduce: (i) the Tenth Affirmation of Chen Bing Chuen Albert dated 29 July 2023; (ii) the Fifth Affirmation of Zheng Ting dated 1 August 2023; (iii) the Third Affirmation of Kam Yuen dated 1 August 2023; and (iv) the Third Affirmation of Wu Xuan dated 1 August 2023 (together the "Rejoinder Evidence"), as rejoinder evidence for the Set Aside Summons, outwith this Honourable Court's directions for the filing of evidence
AND UPON the Set Aside Summons and the Rejoinder Evidence Summons coming before this Honourable Court for hearing on 15 and 16 August 2023
AND UPON the Petitioner confirming by letter dated 14 August 2023 that it would not oppose the adducing of the Rejoinder Evidence and this Honourable Court thereby permitting, at the outset of the hearing, the adducing of the Rejoinder Evidence as evidence for the Set Aside Summons
AND UPON hearing Leading Counsel for the Petitioner, Leading Counsel for the LSC and Counsel for the joint provisional liquidators of the Company
AND UPON reading the affirmations and affidavits set out in Schedule 1 hereto and the exhibits thereto
IT IS HEREBY ORDERED that:
1.    The LSC is permitted to adduce and rely upon the Rejoinder Evidence.
2.    The July Judgment as it relates to the Transaction Injunction Summons and the EGM Injunction Summons is hereby set aside pursuant to this Honourable Court's inherent jurisdiction.

3.    The Transaction Injunction Order is hereby continued until further order of this Honourable Court.
4.    The EGM Injunction Order is discharged.
  5.      All other orders to be made pursuant to and as a consequence of the Court's determination of the Set Aside Summons (including, inter alia, any inquiries as to damages under the Company's cross undertaking and any orders as to costs, including the costs of the Set Aside Summons, the Transaction Injunction Summons and the EGM Injunction Summons) shall be reserved to a further hearing (unless such issues can be agreed by the Parties).
6.    The Parties are at liberty to apply to this Honourable Court in respect of paragraph 5 above, with any such application to be made by way of email communication to this Court in the first instance.
7.   The authority of the LSC pursuant to paragraph 1 of the March 2023 Order continues pending the determination under paragraph 5 above of all other orders to be made pursuant to and as a consequence of the Court's determination of the Set Aside Summons. This authority includes, for the avoidance of doubt, the authority to pursue an appeal against this Order and any other orders made on the Set Aside Summons.
8.    This Order shall take effect from the date it is filed.
DATED this 29th day of August 2023
FILED this 7th day of September 2023
The Honourable Justice Ian Kawaley
Judge of the Grand Court
This Order was filed by Forbes Hare, Attorneys-at-Law for the Petitioner, whose address for service is Forbes Hare, Cassia Court, Camana Bay, 10 Market Street, Suite 716, Grand Cayman KY1-9006.

Schedule 1
Table of Affidavits & Affirmations (to include any exhibits thereto)
	Affidavit / Affirmation	Dated
1.	First Affirmation of Joanne Yarnall	6 May 2022
2.	Second Affirmation of Xiaoyang Chen	10 May 2022
3.	First Affidavit of Chen Bing Chuen Albert	7 June 2022
4.	Third Affirmation of Xiaoyang Chen	17 June 2022
5.	Third Affidavit of Chen Bing Chuen Albert	4 July 2022
6.	Fifth Affirmation of Xiaoyang Chen	5 July 2022
7.	Fifth Affidavit of Chen Bing Chuen Albert	18 July 2022
8.	First Affirmation of Siqi Wang	10 August 2022
9.	Sixth Affirmation of Xiaoyang Chen	24 August 2022
10.	Fourth Affidavit of Chen Bing Chuen Albert	9 September 2022
11.	Sixth Affidavit of Chen Bing Chuen Albert	9 September 2022
12.	Second Affirmation of Siqi Wang	13 September 2022
13.	Fourth Affirmation of Jonathan Stroud	21 September 2022
14.	Ninth Affirmation of Xiaoyang Chen	15 December 2022
15.	Eighth Affirmation of Chen Bing Chuen Albert	23 May 2023
16.	First Affirmation of Kam Yuen	23 May 2023
17.	First Affirmation of Wu Xuan	23 May 2023
18.	Fourth Affirmation of Zheng Ting	23 May 2023
19.	First Affirmation of Wong Hiu Wai	23 May 2023
20.	Second Affirmation of Wong Hiu Wai	5 June 2023
21.	Third Affirmation of Siqi Wang	6 June 2023
22.	Fourth Affirmation of Siqi Wang	10 July 2023
23.	First Affirmation of Xu Ping	11 July 2023

24.	Ninth Affirmation of Chen Bing Chuen Albert	26 July 2023
25.	Tenth Affirmation of Chen Bing Chuen Albert	29 July 2023
26.	Fifth Affirmation of Zheng Ting	1 August 2023
27.	Second Affirmation of Kam Yuen	1 August 2023
28.	Third Affirmation of Kam Yuen	1 August 2023
29.	Third Affirmation of Wu Xuan	1 August 2023
30.	First Affirmation of Au-yeung Ching Crystal	4 August 2023
31.	Third Affidavit of Alexander Shoghi	10 August 2023